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EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	2013	2012	2011	2010	2009
	(Dollars in thousands)
Earnings:
Net (Loss) Income	$(517,083)	$410,322	$(723,901)	$(495,668)	$887,175
Add:
(Benefit) provision for income taxes	(279,401)	(39,231)	(310,078)	(268,968)	495,989
Fixed charges	1,456,055	1,576,700	1,581,480	1,577,210	1,379,141
Less:
Capitalized interest	(24,052)	(16,146)	(8,113)	(6,539)	(10,360)

Earnings as adjusted (A)	$635,519	$1,931,645	$539,388	$806,035	$2,751,945

Fixed charges and preferred stock dividends:
Preferred dividend requirements	336	$420	$544	$601	$3,830
Ratio of (loss) income before (benefit) provision for income taxes to net (loss) income	154%	90%	143%	154%	156%

Preferred dividend factor on pretax basis	517	378	778	926	5,975

Fixed Charges:
Interest expense	1,426,900	1,555,567	1,569,468	1,567,369	1,365,490
Capitalized interest	24,052	16,146	8,113	6,539	10,360
Interest factors of rents	5,103	4,987	3,899	3,302	3,291

Fixed charges as adjusted (B)	1,456,055	1,576,700	1,581,480	1,577,210	1,379,141

Fixed charges and preferred stock dividends (C)	$1,456,572	$1,577,078	$1,582,258	$1,578,136	$1,385,116

Ratio of earnings to fixed charges ((A) divided by (B))	— (a)	1.23x	— (a)	— (a)	2.00x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	— (a)	1.22x	— (a)	— (a)	1.99x

(a)
In the twelve months ended December 31, 2013, 2011 and 2010, earnings were insufficient to cover fixed charges and preferred stock dividends by $821.1 million, $1,042.9 million and $772.1 million, respectively, primarily due to non-cash impairment and lease related charges aggregating $1.4 billion, $1.7 billion and $1.8 billion, respectively.

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  EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)